# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cero Therapeutics Holdings, Inc., CIK 0001870404
CUSIP: 71902K105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 201 HASKINS WAY, SUITE 230, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0001213900-24-092444
Filed by CIK 0001266567
Persons authorized to receive notices and communications: Brian G. Atwood, 4165 Canyon Road, Lafayette, California (CA), 94549, (925) 310-4926

## Reporting persons
- Atwood-Edminster Trust dtd 4-2-2000: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 196,074; sole dispositive power 0; shared dispositive power 196,074; aggregate amount beneficially owned 196,074 (6.5% of the class)
  Comment: (1) Percentage ownership is calculated based on 3,029,933 shares of Common Stock outstanding as of February 7, 2025, as reported by the Issuer in final prospectus, filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 424B under the Securities Act of 1933, as amended (the "Securities Act"), on February 7, 2025.
- Brian G. Atwood (CIK 0001266567): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 6,330; shared voting power 196,074; sole dispositive power 6,330; shared dispositive power 196,074; aggregate amount beneficially owned 202,404 (6.7% of the class)
  Comment: (1) Consists of (i) 196,074 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Mr. Atwood is a trustee, (ii) 1,250 shares of Common Stock owned directly by Mr. Atwood and (iii) 5,080 shares of Common Stock issuable upon exercise of stock options owned directly by Mr. Atwood.
  
  (2) Percentage ownership is calculated based on 3,029,933 shares of Common Stock outstanding as of February 7, 2025, as reported by the Issuer in final prospectus, filed with the SEC pursuant to Rule 424B under the Securities Act on February 7, 2025.
- Lynne H. Edminster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 196,074; sole dispositive power 0; shared dispositive power 196,074; aggregate amount beneficially owned 196,074 (6.5% of the class)
  Comment: (1) Consists of 196,074 shares of Common Stock owned directly by the Atwood-Edminster Trust dtd 4-2-2000, of which Ms. Edminster is a trustee.
  
  (2) Percentage ownership is calculated based on 3,029,933 shares of Common Stock outstanding as of February 7, 2025, as reported by the Issuer in final prospectus, filed with the SEC pursuant to Rule 424B under the Securities Act on February 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Cero Therapeutics Holdings, Inc.
Comment: This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D originally filed on October 30, 2024, as amended (the "Statement"), and is filed jointly by Brian G. Atwood, Lynne H. Edminster and the Atwood-Edminster Trust dtd 4-2-2000 (the "Trust" and, together with Mr. Atwood and Ms. Edminster, the "Reporting Persons"), with respect to the Common Stock, par value $0.0001 per share ("Common Stock"), of CERo Therapeutics Holdings, Inc., a Delaware corporation (the "Issuer").. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: N/A
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On February 7, 2025, pursuant to a Securities Purchase Agreement, dated February 5, 2025, Mr. Atwood purchased 306,120 Pre-Funded Warrants, which are exercisable at any time on or after the date of issuance for an exercise price of $0.0001 per share, for shares of Common Stock, and 306,120 Warrants, which will become exercisable immediately upon the Issuer's receipt of stockholder approval (the "Stockholder Approval Date") for an exercise price of $1.96 per share, for shares of Common Stock. The aggregate purchase price for each pair of Pre-Funded Warrants and Warrants was $1.9599. The Warrants will expire on the fifth anniversary of the Stockholder Approval Date. In addition, GVN, LLC, a limited liability company of which the sole member is the Trust, and of which Brian G. Atwood and Lynne H. Edminster are the managers, purchased 204,080 Pre-Funded Warrants and 204,080 Warrants. The aggregate purchase price for all of the Pre-Funded Warrants and Warrants purchased by the Reporting Persons was $999,992. The purchase of the Pre-Funded Warrants and Warrants was financing through the use of personal funds of the Reporting Persons.

Each of the Pre-Funded Warrants and Warrants contains a beneficial ownership limitation, preventing the exercise thereof if and to the extent that the exercise thereof would result in the holder thereof, together with its affiliates who may be deemed to have beneficial ownership of the securities held thereby, being deemed to have beneficial ownership of greater than 4.99% of the outstanding shares of Common Stock. As a result, such Pre-Funded Warrants and Warrants are not presently exercisable and none of the Reporting Persons may be deemed to have beneficial ownership of the shares of Common Stock issuable upon exercise thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

The information set forth in Item 3 of this Statement, as amended therein, is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement, as amended, and Item 2 of the Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement, as amended, and Item 2 of the Statement.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby supplemented as follows:

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

## Signatures
- Atwood-Edminster Trust dtd 4-2-2000: /s/ Brian G. Atwood, Brian G. Atwood/Trustee (02/07/2025)
- Brian G. Atwood: /s/ Brian G. Atwood, Brian G. Atwood (02/07/2025)
- Lynne H. Edminster: /s/ Brian G. Atwood, as attorney-in-fact for Lynne H. Edminster, Brian G. Atwood (02/07/2025)